Exhibit 99.1

HomesToLife Ltd 12 Tai Seng Link, #03-01A GRC Centre, Singapore 534233 www.investors.homestolife.com

HomesToLife Updates

on Secondary Listing Plan in Singapore

17 September 2026

Dear Valued Customer, Business Partner and Colleagues,

We hope this letter finds you well.

We are pleased to share an important corporate update regarding HomesToLife Ltd (the “Company” and together with its subsidiaries, the “Group”).

We have recently applied for a secondary listing by way of an introduction of our Ordinary Shares on the Main Board of the Singapore Exchange Securities Trading Limited (“SGX-ST”) (the “Proposed Secondary Listing”).

The Proposed Secondary Listing forms part of the Company’s long-term growth strategy and is intended to enhance its capital markets profile and support future business development initiatives.

It will not result in any changes to the Company’s controlling shareholders or management.

The Proposed Secondary Listing remains subject to regulatory review and approval, and if approved, the fulfilment of certain conditions and other applicable listing requirements. As such, there is no assurance that the Proposed Secondary Listing will proceed to completion. The Company will provide further updates as and when there are material developments, in accordance with applicable laws and regulatory requirements.

As the Company embarks on this next phase of development, it remains committed to delivering operational excellence, maintaining strong partnerships with its customers and business partners, and creating sustainable long-term value for all stakeholders.

We sincerely appreciate your continued trust, partnership and support. Should you have any questions regarding this matter, please feel free to contact the designated HomesToLife representative.

Yours faithfully,

Phua Mei Ming

Chief Executive Officer

HomesToLife Ltd